UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

Current Report

**Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   **June 14, 2005**

CNB CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina	**2-96350**	**57-0792402**
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

P.O. Box 320, Conway, South Carolina   **29528**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(843) 248-5271**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On June 14, 2005, the Board of Directors approved two amendments to the Bylaws of CNB Corporation ("CNB"). The amendments make the following changes to the bylaws:

(i)   Effective immediately, Article II, Section 3 was amended to provide that special meetings of the shareholders may be called at the written request of the holders of not less than 50% of all shares entitled to vote at the meeting. Prior to this amendment, Article II, Section 3 provided that a special meeting of shareholders could be called at the written request of the holders of not less than one-tenth of all shares entitled to vote at the meeting.

(ii)   Effective immediately, Article IV, Section 2 was amended to provide that a majority of directors may call a special meeting of the Board of Directors. Prior to this amendment, Article IV, Section 2 provided that any two directors could call a special meeting of the Board of Directors.

Item 9.01   Financial Statements and Exhibits

  (c)   Exhibits:

   3.1   Text of Bylaw Amendments Approved by the Board of Directors on June 14, 2005

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2005   CNB CORPORATION

                                                 /s/Robert P. Hucks
                                                 Robert P. Hucks
                                                 President and Chief Executive Officer

INDEX TO EXHIBITS

3.1   Text of Bylaw Amendments Approved by the Board of Directors on June 14, 2005